UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1164771

As at November 26, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 26, 2004

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY EXERCISES PURCHASE OPTIONS ON PEBBLE PROJECT

November 26, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX: NAK) is pleased to announce that Northern Dynasty has exercised its principal option rights in respect of the Pebble Gold-Copper-Molybdenum Project, located in southwestern Alaska, USA. The Pebble Project consists of the Resource Lands which host the 2.74 billion tonne gold-copper-molybdenum inferred resource of which Northern Dynasty can acquire up to 100%, and the surrounding Exploration Lands that host several porphyry gold-copper-molybdenum prospects and gold occurrences of which Northern Dynasty can acquire at least 50%, as described below. The Pebble Deposit is the focus of a comprehensive program of drilling, engineering and environmental work designed to complete a feasibility study and an environmental impact statement in 2005 for a large-scale open pit mining operation.

By exercising the options, Northern Dynasty has acquired an initial 80% interest in the Resource Lands by issuing 1.77 million Northern Dynasty common shares to Teck Cominco American Inc. ("Teck Cominco"). These shares represent the adjusted final payment of US$9.94 million which was required to be made by November 30th, 2004 under Northern Dynasty's 2001 option agreement with Teck Cominco. Under the option agreement, Teck Cominco has the right, exercisable within 180 days, to require Northern Dynasty to manage the liquidation of these shares over a period of up to two years, with any surplus proceeds over US$9.94 million credited back to Northern Dynasty and any shortfall from that figure is required to be made up in cash or shares by Northern Dynasty.

Northern Dynasty has also exercised its option to acquire 50% of Teck Cominco's interests in the Exploration Lands. Teck Cominco has 90 days to elect to form a 50-50 joint venture on the Exploration Lands or sell its 50% interest in the Exploration Lands to Northern Dynasty for US$4 million, in cash or shares at Northern Dynasty's election, and it will then retain a 5% after-pay-back net profits interest in any mine located on the Exploration Lands. Any shares issued will be subject to the same liquidation management provisions as the 1.77 million shares. Northern Dynasty has completed more than 60,000 feet of drilling on the Exploration Lands as required under the agreement to exercise the option.

As a consequence of exercising the Teck Cominco options, Northern Dynasty also has a 90 day period to elect whether to also acquire the 20% carried interest in the Pebble Project held by a related party for share consideration equal to the independently appraised value of the 20% interest. Northern Dynasty has formed a special committee of four disinterested directors to make the acquisition determination, to either acquire the 20% or form an 80:20 joint venture with the related party. Depending on the election of Teck Cominco, the joint venture may also include Teck Cominco in the Exploration Lands portion of the Pebble Project. In summary, Northern Dynasty will hold either 80% or 100% of the Resource Lands in its sole discretion and will own not less than 40% and up to 100% of the Exploration Lands dependent on the decisions of its special committee and Teck Cominco.

For further details on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No exchange or regulatory authority has approved or disapproved the information contained in this news release.

This release refers to an inferred mineral resource estimate which is not to be interpreted as a mineral reserve of any kind under either Canadian or US disclosure rules. Any determination that the Pebble Project mineralization constitutes a reserve will require extensive additional exploration and metallurgical work as well as mine permitting and construction. There is no assurance that the resource will ever be classified as a reserve or that commercial mining will ever take place on it. The additionally required exploration and development work will need large additional funding which may not be available to the Northern Dynasty on acceptable terms or upon any terms at all. For more information on the Company and the risk factors inherent in its business, investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.